UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Aris Water Solutions, Inc.
(Name of Issuer)

Class A Common Stock, par value $0.01 per share
(Title of Class of Securities)

04041L106
(CUSIP Number)

December 31, 2022
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04041L106	SCHEDULE 13G
1	NAMES OF REPORTING PERSONS
William A. Zartler

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
1,666,692 (1)(2)

	6	SHARED VOTING POWER
0

	7	SOLE DISPOSITIVE POWER
1,666,692 (1)(2)

	8	SHARED DISPOSITIVE POWER
0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,666,692 (1)(2)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
5.9% (3)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Consists of (i) 86,450 shares of Class A common stock, par value $0.01 per share (“Class A Common Stock”), of Aris Water Solutions, Inc. (the “Issuer”) owned of record by William A. Zartler, (ii) 1,064,617 shares of Class A Common Stock issuable to Solaris Energy Capital, LLC (“Solaris Energy Capital”) upon the redemption of an equal number of units in Solaris Midstream Holdings, LLC (“Solaris LLC Units”) (together with a corresponding number of shares of Class B common stock, par value $0.01 per share (“Class B Common Stock”), of the Issuer) owned of record by Solaris Energy Capital, (iii) 488,474 shares of Class A Common Stock issuable to Mr. Zartler upon the redemption of an equal number of Solaris LLC Units (together with a corresponding number of shares of Class B Common Stock) owned of record by Mr. Zartler and (iv) 27,151 shares of Class A Common Stock issuable to Mr. Zartler upon the vesting of an equal number of restricted stock units (“RSUs”) granted under the Aris Water Solutions, Inc. 2021 Equity Incentive Plan, which are scheduled to vest within 60 days of December 31, 2022. Each RSU represents the right to receive one share of Class A Common Stock. Mr. Zartler is the sole member of Solaris Energy Capital and has the authority to vote and dispose of the shares held by Solaris Energy Capital in his sole discretion. As a result, Mr. Zartler may be deemed to beneficially own all of the securities owned by Solaris Energy Capital.

(2)
Subject to certain limitations and exceptions described in the Fourth Amended and Restated Limited Liability Company Agreement of Solaris Midstream Holdings, LLC, of which the Issuer is the manager member, the Solaris LLC Units (together with a corresponding number of shares of Class B Common Stock) are redeemable from time to time for shares of Class A Common Stock (on a one-for-one basis, subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions).

(3)
The percentage of class represented by the amount in row 9 is presented as a percentage of the outstanding shares of Class A Common Stock and is calculated pursuant to Rule 13d-3 of the Act using 26,514,063 shares of Class A Common Stock outstanding as of November 8, 2022 as disclosed in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2022, plus (i) 1,553,091 shares of Class A Common Stock issuable upon redemption from time to time on a one-for-one basis of an equal number of Solaris LLC Units, together with a corresponding number shares of Class B Common Stock, beneficially owned by Mr. Zartler (subject to conversion rate adjustments for stock splits, stock dividends and reclassification and other similar transactions), and (ii) 27,151 shares of Class A Common Stock issuable to Mr. Zartler upon the vesting of 27,151 RSUs, which are scheduled to vest within 60 days of December 31, 2022.

CUSIP No. 04041L106	SCHEDULE 13G
Item 1(a).	Name of Issuer

Aris Water Solutions, Inc. (the “Issuer”)

Item 1(b).	Address of Issuer’s Principal Executive Offices

9811 Katy Freeway, Suite 700, Houston, Texas 77024

Item 2(a).	Name of Person Filing

This Schedule 13G is filed by William A. Zartler.

In December 2022, Solaris Midstream Investment, LLC (“Solaris Investment”) distributed all or substantially all of its assets, including the Solaris LLC Units and shares of Class B Common Stock it owned of record, to its members in proportion to their respective ownership interests in Solaris Investment (the “Distribution”). Immediately following the Distribution, Solaris Investment wound up its business and dissolved. As a result, Solaris Investment ceased to own any securities of the Issuer upon completion of the Distribution and will therefore not be included as a reporting person herein.

Item 2(b).	Address of Principal Business Office or, if None, Residence

The address of the principal business and principal office of Mr. Zartler is 9811 Katy Freeway, Suite 700, Houston, Texas 77024.

Item 2(c).	Citizenship

Mr. Zartler is a citizen of the United States of America.

Item 2(d).	Title of Class of Securities

Class A Common Stock, par value $0.01 per share

Item 2(e).	CUSIP Number

04041L106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

CUSIP No. 04041L106	SCHEDULE 13G
Item 4.	Ownership

(a)	- (c)

The responses of the reporting person in Rows 5, 6, 7, 8, 9 and 11 in the cover page to this Schedule 13G are incorporated herein by reference.

Pursuant to Rule 13d-4 of the Act, unless otherwise noted herein, neither the filing of this Schedule 13G nor any of its contents shall be deemed to constitute an admission by the reporting person that it is the beneficial owner of any of the Class A Common Stock or other securities referred to herein for the purposes of Section 13(d) and 13(g) of the Act and the rules thereunder, or for any other purpose, and except to the extent of its pecuniary interest, such beneficial ownership is expressly disclaimed by the reporting person other than the holder of record of the securities.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

See Item 2(a).

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certifications.

Not Applicable. This Statement on Schedule 13G is not filed pursuant to Rule 13(d)-1(b) or Rule 13d-1(c).

CUSIP No. 04041L106	SCHEDULE 13G
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2023

/s/ William A. Zartler
William A. Zartler